June 1, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          AXIS Capital Holdings Limited

Form 10-K for the Fiscal Year Ended December 31, 2006

Dear Mr. Rosenberg:

This letter provides our responses to the Staff’s comments as set forth in your letter dated May 17, 2007.  For the convenience of the Staff, each comment has been repeated below in italics.  Based on our consideration of the Staff’s comments we intend to include disclosures similar to those provided herein in our Form 10-K for the year ending December 31, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Estimates

Reserve for losses and loss expenses, page 62

1.             We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  Please keep this in mind in providing us your responses to comments listed below.  Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.             Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented by case and IBNR by line of business.

Response

The following table provides a breakdown of reserves between case and IBNR by type of exposure (in millions):

	2006			2005			2004
	Case	IBNR	Total	Case	IBNR	Total	Case	IBNR	Total
Property, marine, aviation and aerospace	$745	$498	$1,243	$773	$533	$1,306	$226	$469	$695
Terror, war risk and political risk	—	123	123	—	106	106	—	159	159
Professional lines and other speciality	9	142	151	—	89	89	—	28	28
Total - Global Insurance	$754	$763	$1,517	$773	$728	$1,501	$226	$656	$882

Property	$275	$139	$414	$482	$219	$701	$167	$135	$302
Liability and other specialty	54	507	561	48	354	402	25	174	199
Professional lines	73	607	680	22	438	460	10	250	260
Total - U.S. Insurance	$402	$1,253	$1,655	$552	$1,011	$1,563	$202	$559	$761

Catastrophe, property and other	$492	$557	$1,049	$625	$482	$1,107	$141	$377	$518
Professional lines	50	399	449	19	280	299	5	145	150
Credit and bond, motor and liability	134	211	345	48	225	273	12	82	94
Total - Reinsurance	$676	$1,167	$1,843	$692	$987	$1,679	$158	$604	$762

Total reserves for losses and loss expenses	$1,832	$3,183	$5,015	$2,017	$2,726	$4,743	$586	$1,819	$2,405

b.             It appears that you have significantly revised your provision for losses of insured events of prior years.  Please provide the following to enhance the disclosure explaining the reasons for your change in estimates.  Stating that the material changes in estimates were due to better than expected emergence of actual claims relative to expectation on your short tail line of business is not sufficient in helping an investor understand what caused the redundancies:

1.     Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2.     Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response

Favorable changes to our loss reserve estimates have been primarily driven by the emergence of better than expected loss experience on our short tail lines of business, as detailed below.  Because we have limited historical loss data to guide our projection of IBNR losses and the future development of case reserves, we predominantly rely upon industry-wide benchmarks to establish our initial loss reserve estimates.  To supplement the inherent limitations of relying on industry based assumptions, we ensure our reserve estimates also reflect the uncertainties specific to our business.  The following factors in particular have driven the favorable changes to our reserve estimates:

1.     The level of late reported claims:  We establish IBNR to compensate for potential reporting lags caused by such factors as complexities in the loss adjusting process, use of intermediaries to provide loss reports, and the inherent delay in obtaining loss information on excess layers of business and across our diverse worldwide exposures.  However, the level of claims we anticipated due to such reporting delays has been less than we anticipated. This resulted in favorable prior period development across all our short tail lines of business, in particular our property, marine and aviation insurance lines and our catastrophe and property reinsurance lines.

2.     Our exposure to certain catastrophe events:  On contracts that respond to highly visible, major loss events, we establish IBNR where potential exposure has been identified.  Because much of our excess insurance and excess of loss reinsurance business has high attachment points, there is significant judgment required in estimating whether claims will exceed those attachment points.  The inherent uncertainties relating to coverage and damage assessment on catastrophe events, together with our typically large line sizes, add to the complexity of estimating our potential exposure.  Over time, where we were satisfied that no identifiable exposure exists, we have been able to take down our IBNR provisions for these events, particularly those related to our property catastrophe reinsurance line.

3.     Changes in our loss development patterns:  In 2005, having observed the lack of claim development on our terrorism and aviation war lines, we adjusted the loss development assumptions on these lines to incorporate reporting that was more prompt than we had originally expected.  This resulted in favorable prior period development on these two lines across all accident years.

Any adjustments that have resulted from incorporating our actual claims experience have been recorded in the period in which they were identified.  We believe recognition of the reserve changes prior to when they were recorded was not warranted since the loss information underlying the adjustments had not yet emerged or was not of sufficient quantity to be considered credible.

c.             You disclose that the initial expected loss ratios and the loss development factors are the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.  Please disclose the following:

1.     For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.  Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.     Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response

The key assumptions that materially affect our estimate of ultimate loss and loss expenses are the establishment of initial expected loss ratios (“IELRs”) and loss development factors.  In consultation with our independent actuaries, we regularly monitor these key assumptions and, at least annually, undertake a full actuarial review.

Initial expected loss ratios

For our reinsurance business, the current accident year IELRs are based on a contract by contract review which incorporates information provided by clients together with estimates provided by our underwriters and actuaries concerning the impact of changes in pricing, terms and conditions and coverage. These include assumptions derived from wider market experience.  For our insurance business, the current accident year IELRs are primarily developed using industry benchmarks adjusted for changes in pricing, terms and conditions and coverage.  Since 2005, we also have begun to incorporate our own loss experience on our property, marine and energy lines of business. Following the 2005 hurricanes there was a substantial improvement in rates and market conditions on our U.S natural peril catastrophe exposed lines which had the impact of lowering the current accident year IELR on our catastrophe reinsurance and property and energy insurance lines.  There were no other significant changes to any of our IELRs during 2006.

Loss development factors

Given our limited operating history and developing book of business, our loss development factors continue to be primarily established using industry benchmarks.  These factors are only revised when the weight of our own actual experience becomes sufficiently credible to identify deviations from the market based assumptions.  As discussed previously, the only significant change we have made to date was on our terrorism and aviation war lines in 2005.  In addition to our limited loss experience, our current reliance on industry development patterns is driven by the substantial growth of our business in recent years, which, overall has had the effect of reducing the degree to which we can rely upon our own development trends from older accident years.

For both key assumptions, as our historical loss experience for earlier accident years becomes sufficiently credible, we will increase the weighting of our actuarial analysis towards our own loss experience and development trends.

d.     The sensitivity analyses around your gross loss reserve estimate should depict a reasonably likely change in your estimate based on historical experience and not a hypothetical change (e.g. 5%).  If this analysis depicts a reasonably likely change, please provide us proposed disclosure that clarifies this fact.  If not, please provide us, a revised analysis that depicts a reasonably likely change in this estimate.

Response

There is considerable judgment involved in determining our ultimate loss ratios, especially due to our limited loss history.  Accordingly, we believe the variance from our initial loss ratio selection could be relatively wide by line of business.  On an aggregate basis, we believe it is reasonably likely our gross loss reserves could increase or decrease by up to 5% from current amounts based on our more recent claims experience.  For the year ended December 31 2006, we experienced favorable gross development of 4.7% on our beginning gross loss reserves.

A 5% change in our gross loss reserves equates to $250.8 million and represents 27.1% of our income before taxes for 2006 and 5.7% of our shareholders’ equity at December 31, 2006.

The above is informational only and should not be considered projections of future events.  For a summary of cumulative redundancies on our loss reserves since inception refer to “Reserves” in Item 1 of this report.

Results of Operations:  Years ended December 31, 2006, 2005 and 2004, page 47

2.     Your disclosure on page 69 states that the non-GAAP measure you present is “a better measure” than the GAAP generated amount.  Please explain to us how a non-GAAP measure can be better than a GAAP measure or provide us, in disclosure-type format, revised proposed disclosure that removes this reference.  Also provide us expanded disclosure which includes a more robust discussion of how this measure is beneficial to investors.

Response

We acknowledge that the non-GAAP measure on page 69 is not necessarily “a better measure” as compared to the GAAP generated amount and will remove this reference.  The following is a revised paragraph that we intend to disclose in future filings:

We have presented diluted book value per common share calculated using the “if converted” method, which is a non-GAAP financial measure.  This method takes into account the effect of the full conversion of our outstanding stock options, warrants, restricted stock and phantom stock units.  As we have no present plans to reacquire such dilutive securities, the calculation assumes the retention of all proceeds upon exercise and the resulting issuance of common shares to remain outstanding.  Because we had dilutive common shares outstanding in each of the periods presented, we believe diluted book value per share provides useful information for investors to measure shareholder returns.  This measure should not be viewed as a substitute for book value per share, the most comparable GAAP generated measure.  The following table is a reconciliation of diluted book value per share to book value per share.

*     *     *     *     *

In addition, the Company acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or require additional information, please contact me at (441) 405-2695.

Very truly yours,

/s/ David B. Greenfield
David B. Greenfield

cc:  Mr. Stephen Kuzyk, Deloitte & Touche